DREYFUS U.S. TREASURY LONG TERM FUND
Statement of Investments
September 30, 2005 (Unaudited)

	Principal Amount ($)	Value ($)
Bonds and Notes - 97.9 %		
U.S. Government Agencies/Mortgage-Backed- 3.6%		
Small Business Administration,		
Ser. 2005-P10A, Cl. AN, 4.638%, 2/10/2015	2,972,719	**2,976,913**
U.S. Treasury Bonds - 65.0%		
5.25%, 2/15/2029	7,565,000	8,249,103
5.25, 11/15/2028	11,410,000	12,432,450
6%, 2/15/2026	1,500,000	1,769,520
6.125%, 11/15/2027	3,500,000	4,224,185
6.25%, 2/15/2023	1,650,000	2,141,387
7.25%, 8/15/2022	3,500,000	4,574,045
7.625%, 2/15/2025	10,175,000	14,049,843
8%, 11/15/2021	5,175,000	7,165,357
		54,605,890
U.S. Treasury Notes -29.3%		
2.75%, 7/31/2006	900,000 a	890,614
3.5%, 8/15/2009	4,265,000 a	4,158,546
4.25%, 8/15/2013	8,770,000 a	8,742,602
4.75%, 5/15/2014	9,000,000 a	9,274,860
6.5%, 2/15/2010	1,445,000 a	1,574,934
		24,641,556
Total Bonds and Notes		
(cost $80,667,960)		**82,224,359**

	Face Amount Covered by Contracts ($)	Value ($)
Options - 0.0%		
Put Options;		
U.S. Treasury Notes, 4.25%, 8/15/2015		
November 2005 @ 100.09375		
(cost $18,063)	1,700,000	**8,102**

	Shares	Value ($)
Other Investment-1.1%		
Registered Investment Company;		
Dryefus Institutional Preferred Plus Money Market Fund		
(cost $902,000)	902,000 b	**902,000**

	Prinicipal Amount ($)	Value ($)
Short Term Investment - .1%		
U.S. Treasury Bills;		
3.15%, 12/15/2005		
(cost $99,304)	100,000 c	**99,345**

	Shares	Value ($)
Investment of Cash Collateral for Securities Loaned- 30.3%		
Registered Investment Company:		
Dreyfus Institutional Cash Advantage Fund		
(cost $25,449,282)	25,449,282 b	**25,449,282**

Total Investment (cost $107,136,609)	**129.4 %**	**108,683,088**
Liabilities, Less Cash and Receivables	**-29.4 %**	**(24,678,983)**
Net Assets	**100.0 %**	**84,004,105**

a   All or a portion of these securities are on loan. At September 30, 2005, the total market value of the
     portfolio's securities on loan is $24,641,556 and the total market value of the collateral held by the
     portfolio is $25,449,282.
b   Investments in affiliated money market mutual funds.
c   Held by a broker as collateral for open financial futures position.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual
reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS U.S. TREASURY LONG TERM FUND
Statement of Financial Futures
September 30, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 9/30/2005 ($)
Financial Futures Long				
U.S. Treasury 10 Year Notes	31	3,407,578	December 2005	(8,719)
U.S. Treasury 30 Year Bonds	17	1,944,906	December 2005	(10,625)
Financial Futures Short				
U.S. Treasury 5 Year Notes	111	11,861,391	December 2005	71,953
				52,609

DREYFUS U.S. TREASURY LONG TERM FUND
Statement of Options Written
September 30, 2005 (Unaudited)

Issuer	Face Amount Covered by Contracts ($)	Value($)
Call Options:		
U.S. Treasury Notes, 4.25%, 8/15/2015		
December 2005 @ 102.796875	4,170,000	4,670
U.S. Treasury Notes, 4.25%, 8/15/2015		
November 2005 @ 101.546875		
	3,400,000	5,047
Put Options;		
U.S. Treasury Notes, 4.25%, 8/15/2015		
December 2005 @ 98.046875	4,170,000	24,978
(Premiums received $ 47,871)		**34,695**